Exhibit 10.1

CONFIDENTIAL

May 5, 2008

Mr. David D. Petratis
29 Rolling Hills Drive
Barrington Hills, IL 60010

Dear Dave:

We are pleased to offer you the position of President and Chief Executive Officer with Quanex Building Products Corporation (“Company”), effective July 1, 2008 (“Effective Date”), after approval of the Quanex Building Products Corporation’s Board of Directors. Your election as a Director will also be accomplished at that time. When Mr. Raymond A. Jean retires as Chairman of the Board of Directors of Quanex Building Products Corporation in December 2008, the Board of Directors will elect you as Chairman of the Board of Directors at that time.

Your total compensation will include the following:

1.	Base Salary. Your base salary will be $29,166.66 paid semi-monthly (annualized at $700,000). Your base salary will be increased to an annualized amount of $725,000 on December 1, 2008.

2.
Annual Incentive Award (AIA). The AIA target for your position is 100% of your base salary. You will receive a guaranteed AIA award of $500,000 for the fiscal year ending October 31, 2008, to be paid in December 2008 after approval of the Board of Directors. Should the fiscal year for 2008 AIA award exceed the guaranteed amount, you will receive the greater of the guaranteed or computed amount.

3.
Initial Restricted Stock Grant. You will receive 40,000 shares of the Company’s Restricted Stock the Effective Date of your employment. This stock will cliff vest on your third employment anniversary date. However in the event of a change in control, as defined in the 2008 QBP Omnibus Incentive Plan, you will become fully vested in your restricted stock award of 40,000 shares.

4.
Initial Stock Option Grant. You will receive a Non-Incentive Stock Option to purchase 100,000 shares of Quanex Building Products Corporation common stock for a per-share exercise price equal to the closing prices on the Effective Date. The option grant will vest in thirds on the first, second and third employment anniversary dates. However, the option will become fully vested and exercisable in the event of a change in control, as defined in the 2008 Omnibus Incentive Plan.

5.
Long Term Incentive Awards. You will also be eligible to receive a Long Term Incentive Award in December 2008 based upon approval of the Compensation and Management Development Committee. Currently, the Long Term Incentive Award is comprised of grants from the Omnibus Incentive Plan that include a mix of options, restricted stock and Performance Units. The Performance Units have historically been based on the Company achieving a certain level of Earnings per Share growth and Relative Total Shareholder Return results against our peer group over a three year period.

6.
“Make Whole” Grant and Cash Payment – You will be granted an additional 25,000 shares of the Company’s Restricted Stock the Effective Date of your employment. This stock will vest in thirds on the first, second and third employment anniversary dates. However in the event of a change in control, as defined in the 2008 QBP Omnibus Incentive Plan, you will become fully vested in your restricted stock award of 25,000 shares. You will also receive a cash payment of $750,000 on the Effective Date of your employment. However, in the event you vest in your Schneider Electric equity award granted on June 28, 2005, you agree to forfeit the right to receive the cash payment of $750,000.

7.
Company Furnished Automobile. You may select a four door, luxury or sport utility, vehicle with a maximum company investment cost of $60,000. Insurance will be paid by the Company. You will be reimbursed for gasoline and maintenance costs.

8.	Vacation. You will be entitled to four weeks of paid vacation each calendar year.

9.
Benefits. You will be eligible to participate in the Quanex Building Products Group Benefits Plan beginning on the first day of the month following 30 days of employment. It is a flexible cafeteria plan that offers a variety of benefit choices from which you can select that will best meet the needs of you and your family. Additionally, the Company provides certain benefits that are employer-paid (i.e., short-term disability, long-term disability, basic life insurance, and AD&D benefits).

10.	Officer Life Insurance. You will participate in the Quanex Building Products Corporation Officer Life Insurance Plan.

11.	Financial and Tax Counsel. You will be eligible to receive financial, tax and legal consulting services at Company expense up to a maximum of $10,000 per year.

12.
401(k) Plan. You will be eligible to participate in the Quanex Building Products Salaried and Nonunion Employee 401(k) Plan beginning the first day of employment. You may contribute up to a maximum of 50% of your eligible compensation up to the government mandated maximum. Under the terms of the 401(k) Savings Plan, Quanex will match $0.50 for each dollar you contribute up to a maximum of 5% of your eligible compensation. There is a five year vesting schedule on the Company match. In addition, you may elect to save on a before-tax or after-tax basis, or a combination of the two.

13.
Pension. You will be eligible for pension benefits from two programs, Quanex Building Products Salaried and Nonunion Employee Pension Plan (the qualified plan), and the Quanex Building Products Supplemental Employee Retirement Plan (SERP).

a.
Qualified Plan. You will be eligible for the qualified plan provided you meet the vesting requirements of the plan. The qualified plan consists of a notional account balance in your name. The account will receive an annual benefit credit of 4% based on your base pay plus bonus paid during the year. In addition to annual interest credits based on the 30 year Treasury (rate is established each August for the next year). The benefit is portable once you are vested (100% after three years of vesting service), you can take it with you if you leave.

b.
SERP. The SERP is a nonqualified plan designed to provide substantial additional pension benefits to Corporate Officers. In addition, it implicitly restores benefits on pay in excess of the qualified plan limit (currently $185,000). Under the SERP, an eligible participant receives a monthly single life annuity payable at age 65 equal to:

•	2.75% of the average of the highest 36-month of salary and bonus compensation from the last 60 months of employment,

•	multiplied by the named executive officer’s years of service (but not in excess of 20 years), and

•	reduced by (i) any benefits payable under the Pension Plan and (ii) 50% of the named executive officer’s Social Security benefits adjusted pro rata for years of service not in excess of 20 years.

To be eligible to receive a benefit you must remain employed until you have accumulated five years of service. You are eligible for early retirement benefits when you attain age 55 with five years of service. The early retirement benefit is calculated based on average compensation and service at early retirement, and reduced by 5% for each year benefit commencement precedes age 65.

In the event of a change in control, you will be eligible to receive a lump sum payment in lieu of any other benefit payable from the SERP. The lump sum is equal to the present value of the SERP life annuity, which is payable immediately without reduction for early payment, based on your years of service and compensation at date of termination. The SERP will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

14.
Relocation. You will be relocated from your home in Barrington Hills to Houston, Texas in accordance with the terms of the Quanex Building Products Corporation Executive Relocation Policy, including an incidentals allowance of $50,000. This will include participation in the home purchase program, when and if that option is necessary to facilitate your relocation. The company will do all that is necessary, to assist you and your family in this process. The relocation policy and guide are enclosed.

a.	Kevin P. Delaney, Senior Vice President – General Counsel, will assist you and your family in this process. His direct line is (713) 877-5349.

b.
Dina Snow, Legal Assistant, will coordinate your relocation process and provide necessary liaison with relocation and transportation services. Her direct line is (713) 877-5351 and her fax is (713) 626-7549.

15.
Change in Control. As an Officer of Quanex Building Products Corporation you will be eligible for protection under the provision of the Corporate Change in Control Agreement. A blank copy of the agreement is attached.

a.
The Change in Control Agreement provides for a “double trigger.” First a change in control of Quanex Building Products Corporation must occur. Generally a change in control would occur if an unrelated person purchased 20 percent or more of Quanex Building Products Corporation’s outstanding stock. Second, your employment must be terminated by the acquiring organization for other than cause, or you must resign for “good reason” as defined in the Change in Control Agreement.

b.
Examples of “good reason” defined in the Change in Control Agreement include: (1) when the common stock of Quanex Building Products Corporation or the entity into which Quanex Building Products Corporation is merged is no longer being actively traded on the New York Stock Exchange; and (2) the “relocation of the executive’s principal office outside the portion of the metropolitan area of the City of Houston, Texas that is located within the Highway known as ‘Beltway 8.’”

16.
Executive Severance Provision. The purpose of this provision is to establish a severance provision for you that recognizes (a) the relatively more difficult employment transition that occurs upon the termination of employment of higher paid individuals; and (b) that you, to a greater extent than other salaried employees, serve at the pleasure of the Board of Directors. Therefore, in the event that your employment is terminated by the Board of Directors for a reason other than an Event of Termination for Cause as defined in your Change in Control Agreement, you shall be entitled to the following benefits upon execution of a Release of Claims Agreement in such form as is satisfactory to the Company:

a.
Base Salary for Two Years. Annualized base salary as in effect immediately before the date of termination of employment, paid semi-monthly for a period of 24 months starting on the date of termination of employment.

b.
Partial AIA Bonus Payment. The AIA bonus you earned in the fiscal year in which your termination of employment occurs will be determined on a prorated basis by the Board of Directors. However, if your termination of employment occurs during the fiscal year ending October 31, 2008, you shall receive the AIA bonus outlined in paragraph two of this letter agreement.

c.
Continuation of Welfare Benefits. The Company, at its expense, will pay COBRA (Consolidated Omnibus Reconciliation Act) premiums for the Company’s group health plan coverage (i.e. medical, dental, vision, life, disability and any other company welfare plans in which you participate) for 18 months following the termination of your employment.

However, no benefits are payable to you under this “severance provision” if you are entitled to receive change in control benefits under your Change in Control Agreement.

In the event your termination is an “Event of Termination for Cause” as defined in your Change in Control Agreement, or for a material violation of the Company’s

Code of Business Conduct and Ethics, you will not be entitled to the severance terms as set forth above.

17.	Additional Perquisites. Employee benefits are described in the enclosed booklets. Also, as an Officer of the Corporation you will receive other perquisites which we can discuss at your convenience.

18.	Background Check and Drug Screen. The offer is contingent upon your completing and passing a drug test to be taken at the company’s expense, as well as a successful completion of the background check.

19.	Principal Office. The Quanex Corporation offices at 1900 West Loop South, Suite 1500, Houston, Texas will be your principal office.

Your employment may be terminated by either you or Quanex Building Products Corporation at any time upon thirty days advance, written notice. This agreement is governed by the laws of the State of Texas.

We believe that you will help provide the leadership we need to meet our long-term goals established for the Corporation. The executive management team enjoys a positive and effective working relationship. The members of the Board of Directors and the executive management team look forward to welcoming you to this team.

I look forward to your positive response on or before May 9th.

Sincerely,

Joseph J. Ross
Lead Director
of the Quanex Building Products Corporation Board of Directors

Enclosures

ACCEPTANCE OF OFFER

David D. Petratis	Date